Delta Air Lines, Inc.
Department 828
P.O. Box 20706
Atlanta, GA 30320-6001

April 25, 2012

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:     Delta Air Lines, Inc.
Annual Report on Form 10-K for the year ended December 31, 2011
Filed February 10, 2012
File No. 001-05424

Dear Ms. Cvrkel:

This is in response to the Staff's letter dated April 12, 2012 regarding Delta's Annual Report on Form 10-K for the year ended December 31, 2011. For your convenience, we have included in this letter each of the Staff's comments before providing our response to that comment.

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Form 10-K for the Year Ended December 31, 2011

Statements of Cash Flows, page 49

1.
We note that you have classified $318 million of cash proceeds from the fuel card obligation as a cash flow from financing activities on the statement of cash flows. In light of the fact that your disclosure in Note 6 indicates that this is a purchasing card obtained from American Express to buy jet fuel, and the $318 million is classified as accrued liabilities, please explain to us why this is a cash transaction in which $318 million of cash was received by the Company. It appears that this may be similar to a credit card transaction in which jet fuel was obtained with the obligation accrued to repay American Express, and therefore would only be shown in the statement of cash flows as a change in other accrued liabilities in the operating section. Please advise or revise accordingly.

Response:
We use our fuel card to obtain jet fuel and have an obligation to repay American Express. Jet fuel is typically paid for in advance or at the time of acquisition. Our current fuel vendors will not accept payment terms that delay cash payment, with or without an early payment discount. Our fuel card effectively creates synthetic commercial terms on our jet fuel purchases that delay the cash payment for the purchase. As part of the fuel card agreement, we pay transaction fees to American Express that reflected interest rates at the time of the agreement. These fees were immaterial during 2011 and are expected to be immaterial for all future periods.

Our fuel card obligation is similar to structured payable transactions described by Professional Accounting Fellow Robert J. Comerford at the 2003 and 2004 AICPA National Conferences on Current SEC Developments, in which transactions involving financial intermediaries were to be classified as short-term borrowings outside of trade payables. We have classified the fuel card obligation as a short-term borrowing outside of trade payables within accrued liabilities with appropriate disclosure consistent with the Comerford speeches referenced above.

In our assessment of cash flow statement classification, we considered ASC 230-10-45, which states that activities of short-term borrowings are to be classified as financing cash inflows and outflows. We concluded that we would show changes in the amounts under our fuel card with American Express as a net financing activity on the statement of cash flows. Net presentation is appropriate as all amounts are payable within 30 days of invoice, per ASC 230-10-45.

Notes to the Financial Statements

Note 5. Intangible Assets, page 64

2.
We note your disclosure that in December 2011 you entered into an agreement with US Airways in which you acquired 132 slot pairs at LaGuardia from US Airways and US Airways acquired from you 42 slot pairs at Reagan National; the rights to operate additional daily service to Sao Paulo, Brazil; and $66.5 million in cash. We further note that you recorded a deferred gain that will be recognized in 2012 as the DOT restrictions lapse on the slots exchanged with US Airways. Please tell the amount of the deferred gain that will be recognized and explain to us how you determined or calculated the amount of the deferred gain. As part of your response, please also explain to us how you determined the fair value of the 42 slot pairs at Reagan National and the rights to operate daily service to Sao Paulo, Brazil, if applicable. Please refer to the guidance in ASC 845.

Response:
Background. We determined under ASC 845 that the slot exchange was required to be recorded at the fair value of the consideration given or assets acquired, whichever is more clearly evident and, thus, more reliably measurable.

Determining the more reliably measurable fair value. As a condition of our slot exchange with US Airways, the Federal Aviation Administration ("FAA") mandated the divestiture of 16 of our slot pairs at LaGuardia (“LGA”) and 8 of our slot pairs at Reagan National (“DCA”) through a blind auction to airlines with limited or no service at those airports. The divestiture auction provided us with limited observable market transactions resulting in indicators of the fair value of the slots under a market valuation approach. Historically, we have valued our slots using the lease savings method, an income valuation approach due to the lack of observable market transactions. The lease savings method is a variation of the income valuation approach based on the potential lease savings attributed to owning the slots rather than leasing them from another airline.

We determined that the fair value of the assets acquired (132 slot pairs at LGA) was more clearly evident than the fair value of the consideration provided (42 slot pairs at DCA) based upon the following factors:

•
There were more market indicators for the LGA slot pairs due to the greater number of slots divested which also resulted in a significantly higher level of observable reasonable bids received for the LGA slot pairs during the FAA-mandated auctions;

•
There are significantly more lease transactions underlying the lease savings valuation for LGA slots than for DCA slots due primarily to the higher number of slot authorizations allowed by the FAA at LGA than at DCA (approximately 35% greater number of slots at LGA); and

•	There was greater consistency in the fair values under the market and income valuation approaches at LGA than at DCA.

Determination of deferred gain. The deferred gain recorded on the transaction was $78 million. We calculated the deferred gain by comparing the fair value of the 132 LGA slot pairs received to the book value of the 42 DCA slot pairs we transferred to US Airways plus the $66.5 million in cash. We estimated the fair value for the 132 LGA slot pairs using a combination of the limited market transactions and lease savings method, which resulted in our determination of the fair value of $254 million.

The calculation is illustrated below:

(in millions)
Fair value of 132 LGA slot pairs received	$254
Less:
Book value of 42 DCA slot pairs transferred to US Airways	(109)
Cash	(67)
Total deferred gain	$78

We account for these slot pairs as indefinite-lived intangible assets in accordance with ASC 908-350-25. Our DCA slots were recorded as part of our emergence from bankruptcy under fresh start accounting and under purchase accounting associated with our acquisition of Northwest Airlines in 2008. We determined our book value of DCA slot pairs using the lease-savings approach, calculated at the date of fresh start and purchase accounting.
We determined the rights to operate service to Sao Paulo, Brazil do not have significant fair value as a result of the Open-Skies Agreement between the U.S. and Brazil, which eliminates certain flying restrictions and allows greater airline access between the United States and Brazil. We did not have a recorded value for these assets.

Note 6. American Express Relationship, page 66

3.
We note from your disclosure in Note 6 that in December 2011 you further amended your American Express agreements and sold American Express $675 million of SkyMiles. We also note your disclosure that you do not believe this was a material modification of the American Express agreements because the amendment does not change the number of miles that you expect American Express to purchase from you over the next four years and it did not make any significant changes to the deliverables (the mileage credits sold and the marketing components). In light of the fact that the amount of debt related to the original 2008 advance purchase of SkyMiles (as amended in 2010) has not changed on your balance sheet, it does not appear that the 2011 sale of miles (and expected additional purchases of $675 million) were contemplated in the original advance purchase of SkyMiles agreement (as amended in 2010). Please explain to us how you evaluated the 2011 amendment to conclude that it was not a material modification to the original advance purchase of SkyMiles (as amended in 2010). As part of your response, please include the relevant terms of the new agreement and explain why you believe that the amendment does not change the number of miles that you expect American Express to purchase from you over the next four years.

Response:
We have a number of agreements with American Express (the “AMEX Arrangement”) dating back to 2000 that provide for joint marketing, grant certain benefits to American Express credit card holders, and allow American Express to market to our customer database. We sell miles to American Express at consistent rates across all agreements on a monthly basis for provision to their customers. These rates have remained consistent across the 2008, 2010 and 2011 arrangement modifications. Since inception, we have modified this arrangement a number of times, including as described below.

$1.0 billion Advance Purchase of Miles. In 2008, we received $1.0 billion from American Express for an advance purchase of miles and treated it as debt as prescribed by ASC 470-10-25 due to restrictions that limit when and how American Express may use these miles. In 2010, we modified our AMEX Arrangement to (1) provide Delta-American Express co-branded credit card holders the ability to check their first bag for free on Delta flights, (2) extend the re-payment period over which American Express could use the $1.0 billion miles they purchased in 2008, and (3) extend the overall AMEX Arrangement.  We are repaying the $1.0 billion debt over a three-year period beginning in the December 2011 quarter by allowing American Express to use the miles they purchased in 2008.  This annual debt repayment of $333 million represents only a small portion of the miles we expect American Express to acquire from us on an annual basis.

2011 Annual Sale of SkyMiles. In December 2011, we further amended our AMEX Arrangement and American Express agreed to purchase $675 million of miles annually in December of 2011, 2012, 2013 and 2014.  Based upon historical purchases, this annual $675 million purchase represents a portion of the miles that American Express is expected to purchase over the 12 months following each December purchase. Based on our history with American Express, we expect American Express will purchase miles annually that exceeds (a) the $675 million annual sale of miles plus (b) the $333 million annual amortization of the $1 billion advance purchase noted above.  For mileage purchases in excess of (a) and (b) above, American Express will buy these miles for cash. As a part of this amendment, we also extended the bag fee waiver period, but not past the original term of the AMEX Arrangement.

As described above, the 2011 amendment changed the timing of the sale of a portion of miles

(annually vs. throughout the next year), but does not change the total amount of expected miles to be sold.  Additionally (as disclosed), the amendment did not change the price that American Express paid for the miles, or substantially modify the deliverables.  Our assessment of the amendment's value considered the value of the change in the timing of the cash flows with respect to when the miles were being sold.  This time value is immaterial to the AMEX Arrangement as a whole.

Unlike the 2008 $1.0 billion advance purchase of miles discussed above, the $675 million annual sales have no restrictions and may be used immediately by American Express. Therefore, we concluded the proceeds from the $675 million annual sales of miles are properly classified as deferred revenue on our balance sheet, as we have not yet delivered the travel or marketing services related to these miles.

Note 9. Purchase Commitments and Contingencies, page 72
Legal Contingencies, page 74

4.
Based upon your disclosure in Item 3 of your Form 10-K, it appears that a number of lawsuits and class actions have been filed against the Company related to the First Bag Fee, compensation under EU Regulation 261, and price fixing of passenger surcharges. Based upon the observations noted above, it appears that the likelihood that a related loss has been incurred could be deemed “reasonably possible,” as defined in the glossary of the Accounting Standards Codification. However, we note that the proceedings initiated by the various individuals and entities have not been disclosed in Note 9 to your fiscal year 2011 financial statements. In this regard, please tell us what consideration you gave to the disclosure requirements outlined in FASB ASC 450-20-50-3 through 50-5. Alternatively, revise your footnote disclosure to discuss the nature of the proceedings against your company, as well as your potential exposure to loss, if estimable.

Response:
Pursuant to Item 103 of Regulation S-K, we described in Item 3 of Form 10-K lawsuits involving first bag fee antitrust claims, a putative class action involving EU Regulation 261, and two parallel putative class actions involving Canadian passenger surcharges. We considered each of these matters to be a material legal proceeding because of the amount of damages alleged by the plaintiffs in those actions. In considering whether to describe these lawsuits in Item 3 of our Form 10-K, we considered the potential materiality of the claim; however, we did not consider, or express judgment about, the likelihood of the occurrence of a loss related to these matters.

In considering whether or not these specific lawsuits should be disclosed in Note 9 (page 74), we evaluated the likelihood that a loss related to these matters had been incurred. We reviewed the procedural status of each case as of the date of the financial statements and the substantive allegations made in each complaint. We determined in each case that as of the date of the financial statements the likelihood of the occurrence of a loss was remote. Therefore, we determined that neither an accrual for a loss contingency nor financial statement disclosure was required under FASB ASC 450-20-50.

Note 10. Employee Benefit Plans, page 76

5.
We note your disclosure that during 2011, the net actuarial loss recorded in accumulated other comprehensive income related to your benefit plans increased to $6.3 billion from $3.3 billion. You also disclose that the increase is primarily due to (1) the decrease in discount rates from 2010 to 2011 and (2) a lower than expected actual return on plan assets in 2011. Please tell us how much of the decrease related to the decrease in the discount rate from 2010 to 2011 and how much related to a lower than expected actual return on plan assets in 2011. Also, tell us if the change in discount rate was due to a change in the method you use for calculating the weighted average discount rate. Additionally, please tell us why you believe the expected long-term rate of return on plan assets was appropriate for the year ended December 31, 2011 and, tell us how the lower than expected actual return on plan assets in 2011 has affected the weighted average expected long-term rate of return on plan assets that will be used in 2012.

Response:
The decrease in accumulated other comprehensive income related to our benefit plans to $6.3 billion from $3.3 billion was due to the following:

•	$1.9 billion due to the decrease in discount rates from 2010 to 2011,

•	$0.9 billion due a lower than expected actual return on plan assets in 2011, and

•	$0.2 billion due to other factors, such as changes in demographics and other actuarial assumptions

The change in discount rate was not due to a change in the method we used for calculating the discount rate. In consultation with our actuary, we determine the weighted average discount rate by reference to annualized rates earned on high quality fixed income investments and yield-to-maturity analysis specific to our estimated future benefit payments.

We believe the expected long-term rate of return on plan assets was appropriate for the year ended December 31, 2011 due to: (1) our historical returns; (2) our active management of our plan assets; and (3) the asset allocation strategy that we employ. We developed our expected long-term rate of return on plan assets based primarily on plan specific investment studies that resulted in an investment management strategy expected to yield a rate of return equal to or exceeding our 9% assumption. Our current strategy is aligned with our plan study, which takes into consideration projected market returns by asset class.

Historical returns. Over the last 25 years, our actual return on plan assets has averaged 8.9%. Additionally, we note that in 16 of those years, our actual return exceeded our expected return on plan assets of 9%.

Active management of plan assets. We actively manage our plan assets. Our hybrid governance structure which includes outsourced investment partners and internal investment professionals allows for a streamlined decision making process and the ability to better adapt to market environments in a risk controlled setting. This governance structure is strategically different from traditional pension approaches which apply a more static approach to investments. We have stratified our portfolio for purposes of determining our expected long-term return into two components - 75% in a “traditional portfolio” and 25% in an “alternative portfolio.”

Asset allocation. We estimate we will earn an incremental 1.5% in returns over a traditional 60% equity- 40% bond portfolio based upon a diversification benefit and an illiquidity benefit. We have gradually shifted from a 60/40 moderate allocation portfolio into a more global portfolio which is expected to reduce the expected volatility of the asset base. The Pension Protection Act of 2006 provides commercial airlines to elect alternative funding rules which provide for a fixed liability discount rate. The fixed liability discount rate allows us to invest in a broader range of fixed income opportunities, through less liquid investments such as mortgages, loans, high yield, non-US fixed income, direct lending and mezzanine financing. We also have a higher than typical allocation to less liquid investments including private equity, real estate, timberland, natural resources, infrastructure and farmland which extends our ability to improve our returns per unit of risk taken.

The lower than expected actual return on plan assets in 2011 should not significantly affect the expected long-term rate of return on plan assets with a 20 year duration of expected plan cash flows. Accordingly, we have not adjusted our return assumption for 2012. ASC 715-30-35-49 states that the expected long-term rate of return on plan assets shall reflect long-term earnings expectations. Our annual investment performance for one particular year does not, by itself, significantly influence our evaluation. We do assess this annually; however we do not believe that short-term results should, absent a change in our asset management philosophy or other material change to our plan assets or the financial environment, lead to a change in the expected long-term rate of return on plan assets.

We believe that appropriately weighting historical returns, current returns and our investment management approach supports our current expected long-term rate of return on plan assets.

Note 12. Equity and Equity Compensation, page 82

6.
We note your disclosures that you have restricted stock and stock options outstanding as of December 31, 2011. Please revise your disclosure in Note 12 to include the disclosures required by ASC 718-10-50. These disclosures include detail of the number and weighted average exercise prices for share options outstanding at the beginning of the year, granted during the year, exercised or converted, forfeited or expired. Please revise accordingly.

Response:
As disclosed in Note 12 (page 82), equity compensation expense totaled $72 million, $89 million and $108 million for the years ended December 31, 2011, 2010, and 2009, respectively. We disclosed in Note 12 that (1) there were 34 million shares available for future grant, (2) 4 million unvested restricted stock awards and (3) 18 million outstanding stock options (17 million of which were exercisable) with a weighted average exercise price of $12.15. We also disclosed that as of December 31, 2011 that total unrecognized costs related to unvested shares and stock options totaled $36 million. We believe that these amounts are not material to an understanding of our financial statements as a whole; as such we do not believe that all of the disclosures in ASC 718-10-50 are required.

Form 8-K furnished January 25, 2012
Exhibit 99.1

7.
We note that your disclosure of quarterly net income and annual net income, excluding special items, is presented as the headline of your press release filed on Form 8-K and is also included as the first bullet point in the document. Please note that the presentation of the most directly comparable financial measure calculated in accordance with GAAP should be given equal or greater prominence whenever a non-GAAP financial measure is used. Please revise to present GAAP net income with equal or greater prominence to the disclosure of net income excluding special items.

Response:
In all future filings and furnished documents, we will present GAAP measures with equal or greater prominence when a non-GAAP financial measure is used.

* * * * * * * *

In connection with responding to the Commission's comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that we have thoroughly addressed your comments on our 2011 Form 10-K and Form 8-K furnished on January 25, 2012. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please contact Craig Meynard (404-715-3356), Managing Director - Accounting and Reporting.

Very Truly Yours,

/s/ Paul Jacobson
Senior Vice President and
Chief Financial Officer

cc:     Claire Erlanger
Craig Meynard
Michael Randolfi